UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-22387

DCB FINANCIAL CORP

(Exact name of registrant as specified in its charter)

110 Riverbend Avenue,

Lewis Center, Ohio 43035

(740) 657-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

Effective on April 3, 2017, DCB Financial Corp, an Ohio corporation (the “Registrant”), merged with and into First Commonwealth Financial Corporation (“First Commonwealth”) with First Commonwealth as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of the Registrant’s common shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, First Commonwealth, as successor to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST COMMONWEALTH FINANCIAL CORPORATION, as successor to DCB Financial Corp

Date: April 4, 2017	By:	/s/ T. Michael Price
Name: T. Michael Price Title: President and Chief Executive Officer